



FILE NO. 82-34719

Press Release from Securitas AB

June 28, 2004

Recommended cash offer for Bell Group plc - Posting of compulsory acquisition notice and delisting

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA OR JAPAN

Following the announcement on 7 June 2004 that Securitas had declared the Offer unconditional in all respects, Securitas announces that as at 3.00 p.m. (London. time) on 25 June 2004, valid acceptances of the Offer had been received in respect of a total of 51,705,801 Bell Group Shares representing, in aggregate, approximately 96.93 per cent of the current issued share capital of Bell Group.

As valid acceptances of the Offer have been received in respect of more than nine-tenths in value of Bell Group Shares to which the Offer relates, Securitas has today sent to non-ssenting Bell Group Shareholders notices implementing the procedures set out in section 428 to 430F of the Companies Act 1985 to acquire compulsorily those Bell Group Shares which have not been assented to the Offer.

The Offer will remain open for acceptance until further notice and remains subject to the terms set out in the Offer Document.

Application will be made to the UKLA for the cancellation of the listing of the Bell Group Shares on the Official List and to the London Stock Exchange for the cancellation of the admission to trading of the Bell Group Shares on the London Stock Exchange's market for listed securities, in each case expected to take effect 20 business days following the date of this announcement, on 27 July 2004.

Words and expressions defined in the Offer Document shall have the same meaning when used in this announcement.

Further information can be obtained from:

Securitas +44 (0) 20 8432 6500

Thomas Berglund, President and CEO
Håkan Winberg, Executive Vice President and CFO
Henrik Brehmer, Senior Vice President Investor Relations

HSBC Bank plc (financial adviser to Securitas) +44 (0) 20 7991 8888
Rupert Faure Walker
Simon Murphy

The Offer is not being made, directly or indirectly, in or into the United States, Canada or Japan. The Offer will not be capable of acceptance from or within the United States, Canada or Japan. Accordingly, copies of this announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from the United States, Canada or Japan and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdictions as doing so may invalidate any purported acceptance of the Offer.

HSBC Bank plc, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Securitas in connection with the Offer and no one else and will not be responsible to anyone other than Securitas for providing the protections afforded to clients of HSBC Bank plc nor for providing advice in relation to the Offer nor any other matter referred to in this announcement.

Securitas is a World leader in security providing security solutions comprising guarding services, alarm systems and cash handling services. Securitas has more than 200 000 employees in more than 20 countries in Europe and USA.

Press release (PDF)

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

FILE NO. 82-34719